

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2015

Via E-mail
Paul Zepf, Chief Executive Officer
Global Partner Acquisition Corp.
c/o Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, NY 10105

> **Re: Global Partner Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed June 12, 2015**
> **File No. 333-204907**

Dear Mr. Zepf:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Founder Shares, page 13

3. We note your disclosure on page 13 that in the event that you submit your initial business combination to a shareholder vote, the sponsor has agreed to vote its shares in favor of the business combination. We further note your disclosure on page 19 that a business combination subjected to a shareholder vote requires approval of a majority of the outstanding common shares. Please disclose the number and the percentage of the shares offered in this registration statement that would be required to vote in favor of a business combination in order for it to be approved, given that at least 3,881,250 shares owned by the Sponsor are subject to an agreement to vote in favor of the business combination.

Redemption Rights in connection with proposed amendments to our certificate of incorporation, page 21

4. We note your disclosure that your sponsor, executive officers, directors, and director nominees have agreed pursuant to a written agreement to not propose an amendment to your certificate of incorporation that would affect your obligation to redeem 100% of your public shares in the event that a business combination is not completed within 24 months. Please clarify whether this written agreement refers to the letter agreement that is to be filed as Exhibit 10.2. Additionally, please ensure that all material written agreements referenced in the registration statement between you and your sponsor, officers, directors, director nominees, and advisors are filed as exhibits to this registration statement. Please refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Risk Factors, page 28

5. Please add risk factor disclosure discussing your management's and sponsor's lack of experience in running a special purpose acquisition corporation.

Dilution, page 62

6. Please tell us how you have calculated the amounts Increase attributable to public stockholders and Decrease attributable to public shares subject to redemption. We note that the amounts currently in the table do not foot to $1.20.

Directors and Executive Officers, page 102

7. Please revise your description of the business experience for each of your directors, officers, and director nominees to state each individual's affiliation with your sponsor.

8. Please revise your disclosure to identify your independent directors. Refer to Item 407(a) of Regulation S-K.

Advisors, page 104

9. We note your disclosure regarding the business experience of your three advisors. Please expand upon your disclosure to state the services that your advisors will provide to you and to explain the differences between your directors and your advisors.

Executive Officer and Director Compensation, page 105

10. We note your disclosure on page 106 that you may pay a member of your combined team a fee for financial advisory services rendered in connection with your identification, negotiation and consummation of your initial business transaction. Please clarify whether this fee may be paid out of the offering proceeds deposited into the trust account upon the completion of your initial business combination. Please also clarify whether the per-share amount distributed to redeeming shareholders upon the completion of your initial business combination will be reduced by the financial advisory services fee. Further, please disclose the individuals responsible for determining whether the fee will be paid and explain the considerations they will weigh in making such a determination.

Exhibit Index

11. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please file a draft copy on EDGAR as correspondence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee at (202) 551-3693 or Wilson Lee at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel at (202) 551-3799 or Coy Garrison at (202) 551-3466 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief